21004648

SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-23060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street 19th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hildreth 617-314-0226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street Bldg. S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Hildreth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lillian M Manning
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
12/18/2026

Signature

EVP + CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORS & CABOT, INC.
(Sec. I. D. No. 8-23060)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm for the Year Ended June 30, 2021, and Report of Independent Registered Accounting Firm – (Review) on Broker-Dealer Claim of Exemption From 17 C.F.R. § 15c3-3K (2) (ii)

Filed in accordance with Rule 17a-5 (c) (3)

As a PUBLIC DOCUMENT

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2021

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Moors & Cabot, Inc.
1 Federal Street
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2006.

Norwell, Massachusetts

August 23, 2021

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Cash	$ 1,151,001
Cash, RBC Clearing Services	2,771,767
Securities Owned – At Market Value	1,595,848
Receivables:	
Brokers and Dealers	2,224,341
Property and Equipment, Net of Accumulated Depreciation of $ 390,843	390,626
Deferred Income Tax Credit	2,359,068
RBC Clearing Deposit	50,000
Right of Use Asset – Office Leases	18,689,379
Prepaid Expenses and Other Assets	1,348,951
	$ 30,580,981

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accrued Commissions	$ 2,125,425
Current Obligation under Right of Asset Use – Office Leases	1,593,570
Accounts Payable and Accrued Expenses	785,205
	4,504,200
Long Term Obligation under Right of Asset Use – Office Leases	17,095,809
Liabilities Subordinated to Claims of General Creditors	2,800,000
	19,895,809
STOCKHOLDERS' EQUITY:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized, Issued and Outstanding; Class B (Non-Voting), No Par Value, 25,000 Shares Authorized, 15,250 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	20,870,270
Accumulated Deficit	(15,089,498)
Total Stockholders' Equity	6,180,972
	$ 30,580,981

See Notes to Financial Statements

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization – Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations – The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to RBC Correspondent Services, a division of RBC Capital Markets, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreement between the Company and RBC Correspondent Services provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from RBC Correspondent Services on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

   New Accounting Standard Adopted
   Revenue Recognition - In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

   On July 1, 2018 the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

   Financial Instruments – In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU"), Financial Instruments – Overall ("ASU 2016-01"), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial assets. Within the update is the addition of ASC 321, Investments - Equity Securities ("ASC 321") which aims to simplify the accounting and disclosures for equity securities while simultaneously differentiating the accounting standards for equity securities from debt securities.

   On July 1, 2019, the Company adopted ASU 2016-01, specifically ASC 321, and applied the standards to all Investments held. The application of this accounting standard resulted in the reclassification of all equity securities held by the Company from trading equity securities to held at fair value equity securities. This change resulted in no change to the carrying value of the equity securities or Retained Earnings.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Investments – Equity Securities – The Company accounts for equity securities under the provisions of FASB ASC 321-10. The provision establishes accounting and recording standards for Investments in equity securities and other ownership interests in an entity.

Under FASB ASC 321, all equities are held at fair value. Unrealized gains and losses on equity securities are based on the difference between book value and the fair value of each security. The unrealized gains and losses are reported as a component of income.

3. Securities Transactions – The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Marketable Securities – The Company holds investments in debt Securities and equity securities.

   Debt Securities – The Company accounts for fixed income securities under the provision of FASB ASC 320-10 "Investments – Debt Securities." Under FASB ASC 320-10, unrealized gains and losses on trading securities are based on the book value and fair value of each security. These gains and losses, as well as realized gains and losses, are credited or charged to earnings.

   All debt securities held during the years ended June 30, 2021 and 2020 have been classified as trading securities and reflected on the balance sheet at fair value, with unrealized gains and losses reported as a component of earnings.

   Equity Securities – In January 2016, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments – Overall ("ASU 2016-01") which addresses certain respects of recognition, measurement, presentation, and disclosure of financial assets. Within the update is the addition of ASC 321, Investments – Equity Securities ("ASC 321") which aims to simplify the accounting and disclosures for equity securities while simultaneously differentiating the accounting standard for equity securities from debt securities.

   On January 2019, the Company adopted ASU 2016-01, specifically ASC 321, and applied the standards to all equity securities held. The application of this new accounting standard resulted in no change to equity securities held at fair value and the cumulative effect of this adoption resulted in no adjustment to beginning retained earnings. Unrealized gains and losses on equity securities are based on the difference between book value and fair value of each security. All equity securities held during the years ended June 30, 2021 and 2020 have been reflected on the balance sheet at market value, with unrealized gains and losses reported as a component of earnings.

5. Revenue Recognition - The Company adopted ASC 606, effective July 1, 2018, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholders' equity and other affected accounts at July 1, 2018. The application of this revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid to the clearing firm on settlement date, which is generally two business days after trade date for equity securities and bond transactions and one business day for government securities and commodities transactions. The Company records a receivable from the clearing firm on the trade date and receives payment on a weekly basis from the clearing firm.

Managed Account Fees - The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, quarterly, in advance and recognizes the revenue with the lapse of time.

Insurance Commissions - The Company's performance obligation with respect to each contract is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commissions.

Therefore, the transaction price includes the first year fixed commission and the variable consideration for the trailing commissions. Previously, the Company recognized trailing commissions as cash was received. The Company also estimates a reduction of the transaction price for possible future chargebacks and the annual cost of maintaining the customer relationship.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Advisory Fees - The Company engages with an independent financial advisor who conducts their advisory business through their own registered investment advisor ("RIA") firm. This independent entity engages the Company for clearing, regulatory and access to investment advisory platforms. The advisory fee revenue generated by this independent financial advisor, is not included in the Company's advisory fee revenue. The Company does, however charge these independent RIAs for technology, clearing, regulatory support and administrative services which are included in the Company's revenue in the statement of operations.

Direct Investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

Interest Revenue – The Company earns interest revenue principally from client money market and margin accounts. This income is included in Insurance and Other Income.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2021:

Performance Obligations Satisfied at a Point in Time	$23,655,620
Performance Obligations Satisfied Over Time	16,296,563
Total Revenue	$39,952,183

6. Depreciation – Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of 3 to 15 years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income taxes – The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

8. Uncertainty in Income and Other Taxes – The Company adopted the new standards for *Accounting for uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and various state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

9. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

10. Fair Value of Financial Instruments – The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, secured demand notes receivable, accounts payable and accrued expenses and liabilities subordinated to claims of general creditors approximate fair value because of the short-term nature of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

11. Revenue Sharing Agreement – The Company has revenue sharing agreement with one entity, Eagle Claw, LLC (an RIA owned by two employees of the Company). Operating activities are conducted through the respective RIA and Moors & Cabot, Inc. is paid a fee in accordance with this agreement.

12. Indemnifications – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. On February 26, 2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No2016-2 Leases (topic 842) to increase transparency and compatibility among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. On July 1, 2020 the Company adopted ASU 2016-2 and applied the standards to its lease obligation. The application of this lease obligation standard resulted in no adjustments to the opening balance of retained earnings.

B. SECURITIES OWNED:

Securities owned consist of trading and investment securities at market values as follows:

	Owned
Municipal Bonds	$ 1,595,848

C. FAIR VALUE MEASUREMENT:

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The three levels of the fair value framework are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.
- Level 3 – Inputs that are unobservable

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. The Company holds investments in marketable securities, all of which represent Level 1 inputs. FASB ASC 320-10-25-1 requires equity securities to be carried at market value. At June 30, 2021, equity securities had a market value of $1,595,848 and had a cost basis of $1,589,798.

D. RELATED PARTY TRANSACTIONS:

The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2021, the amounts outstanding were $58,983 and is included on the Statement of Financial Condition in Prepaid Expenses and Other Assets.

Revenue Sharing Agreements – As discussed in Footnote A, the Company has a revenue sharing agreement with Eagle Claw, LLC. Fees received from this entity for the year ended June 30, 2021 are as follows:

	Fee Income
Eagle Claw, LLC	$ 649,716

E. CLEARING DEPOSIT:

As of June 2021, the Company has a clearing agreement with the Royal Bank of Canada ("RBC"). In conjunction with this agreement, the Company maintains a $50,000 clearing deposit. As further discussed in Footnote G the company has a Subordinated Term Note Payable to RBC.

F. PAYABLE TO CLEARING ORGANIZATIONS:

The amounts due to clearing organizations represent borrowings against the Company's collateral. At June 30, 2021, the amount Payable to RBC is $1,357,484, which is included in Cash, RBC Clearing on the Balance Sheet.

G. SUBORDINATED INDEBTEDNESS:

Under the terms of the Company's agreement with its subordinated lender, RBC Clearing Services, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2021, matures as follows:

Subordinated Term Note Payable – RBC	$ 2,800,000

The first RBC subordinated term note payable, in the amount of $2,000,000, was received in June of 2019 and is non-interest bearing. This note has been paid down to $800,000 as of June 30, 2021. The second subordinated term note payable of $2,000,000 has an interest rate of 2.25% and was received in January 2020. Principal payments on this note commence in January, 2023. As part of the Company's clearing agreement, semi-annual incentive payments are received if the Company maintains certain performance goals. As of June 30, 2021 the company has reached those performance goals, received the incentive payments and applied them to the first subordinated term note.

H. SBA PAYROLL PROTECTION LOAN

In May of 2020 the Company received $2,739,456 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. At June 30, 2021, this entire loan amount was utilized on qualified PPP loan expenditures; and therefore, the entire loan amount has been forgiven by the SBA effective June 14, 2021. This amount is included in Other Income on the Statement of Operations for the year ended June 30, 2021.

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

I. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2021, the Company had a net capital requirement of $250,000 and net capital of $4,783,124 resulting in excess net capital of $4,533,124.

J. LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30:

2022	$ 1,593,570
2023	1,629,907
2024	1,514,300
2025	1,471,194
2026 and Thereafter	12,480,408
	$ 18,689,379

For the year ended June 30, 2021, rent expense amounted to $2,351,682.

K. INCOME TAXES:

At June 30, 2021, the Company had a deferred income tax credit (an asset) in the amount of $2,359,068. This deferred income tax credit is derived primarily from net operating losses. At June 30, 2021, the Company has Federal loss carry forwards of approximately $11,343,000. Approximately $10,000,000 expires in the years 2024 through 2026 and $1,343,000 carries forward indefinitely.

L. 401 (K) PLAN:

The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401 (k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. For the year ended June 30, 2021, the Company had expenses related to the matching contributions provision of the plan of $62,749.

M. LITIGATION:

The Company has certain contingent liabilities and is a party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

N. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the statement of financial condition date through August 23, 2021, the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Moors & Cabot, Inc.
1 Federal Street
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Moors & Cabot, Inc.'s Exemption Report, in which (1) Moors & Cabot, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moors & Cabot, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Moors & Cabot, Inc. identified that the non-covered Moors & Cabot, Inc.'s activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Moors & Cabot, Inc. stated that Moors & Cabot, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moors & Cabot, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moors & Cabot, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 23, 2021

EST. 1890

MOORS & CABOT

INVESTMENTS

2021
15c3-3 Exemption Report

Moors & Cabot is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall be applicable to a broker or dealer: Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company[1]

I, Michael C. Hildreth, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Hildreth

Michael C. Hildreth, CRCP™
Executive Vice President & Chief Financial Officer

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[1] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker-dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate to for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

Michael C. Hildreth, CRCP™ *Executive Vice President & Chief Financial Officer*
ONE FEDERAL STREET · 19TH FLOOR · BOSTON, MASSACHUSETTS 02110
TEL 617-314-0226 · FAX 617-904-1889 · *mhildreth@moorscabot.com*
MOORS AND CABOT, INC., MEMBER NYSE, FINRA & SIPC